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STRUT Learning Inc.

STRUT Learning
Improving Learning AND Happiness

e-learning + EQ = Learning & Happiness

Mitch Schneider
STRUT LEARNING CEO

STARTUP 1 of 7

STRUT Learning
Education Tech

36% Return
In 4 Years

Social Impact | Pandemic-Safe | MBA Owner
PhD Owner | Revenue Generating | Helps Kids
89 Days Left

Funding Status

All investors get a full refund if $75,000 is not reached when the time to invest expires.

INVEST $100 OR MORE

$0 of $75,000 ⓘ

$0 of $75,000 ⓘ

0% of goal raised
0 investors
89 Days Left to Invest ⓘ

Overview

STRUT Learning, Inc. (STRUT Learning) is an emotional intelligence technology company that builds adaptive and responsive emotional intelligence (EQ) tools that can be used by schools and parents nationwide. Examples of emotional intelligence are psychological characteristics such as grit and leadership.

Research shows that even children with high IQs may not succeed in school or in life should they have low emotional intelligence. EQ training can help children of all ages understand the journey of trying to succeed, which in many cases includes how to process failure, rejection, and how to build discipline. EQ is proven to increase graduation by 54% and career readiness by 46%, while decreasing ~~...~~ much more. In fact, 90% of principals are investing in EQ. ~~STRUT Learning~~ is here to help

INVEST $100 OR MORE

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make students more successful by making the academic and emotional learning process easier. EQ-based curriculum is now required in 29 states and growing nationally and internationally.

Until now, we have been scaling and developing our products at pace without need of outside capital, however, with COVID teaching restrictions and remote learning on the rise, research has shown that students need our help now more than ever. By raising capital with Miventure, we can expand our products to more schools, parents, and ultimately students nationwide to lead them to success both academically and in their personal life.

STRUT Learning offers two (2) web-based EQ products:

(1) SELDA is a free online emotional intelligence 360 assessment that monitors progress over time and allows for targeted and individualized growth. It is one of the most comprehensive tools on the market. It provides anyone an understanding of their strengths and areas for social and academic development.

(2) ~~...~~ management ~~system that integra~~tes fully into a

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(2) eMojo is an EQ adaptive learning management system that integrates fully into a school's regular curriculum. It is the right-sized system that can function like a simple learning app, and can function as a sophisticated system with curricula while incorporating EQ adaptive management. It makes learning easier, faster, and more healthy. It is offered an annual subscription of $25 per student and can also be licensed to curricula providers.

Use of Funds

STRUT Learning will use the funds to further grow their business by investing in marketing for their new products and for more B2B sales resources with public schools and non-profit organizations. The funds will also go to further develop their flagship product, eMojo.

▼$75,000
Breakdown

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● Miventure Fee (7%)   ● Marketing (13%)
● Hiring (27%)
● Product Development (53%)

Market

The current EQ/SEL market is $35 BILLION due primarily to state mandates requiring emotional/social-emotional learning. 90% of school principals invest in EQ/SEL, and 95% of current EQ solutions include traditional textbooks. Additionally, demand is increasing due to international (e.g. United Nations) and national initiatives (e.g. the Federal Every Student Succeeds Act), the inadequacies of remote learning, and the promotion by health professionals. EQ is certainly a hidden sector desperate for scalability.

Competitors

~~...~~ program
However, there are other direct emotional and

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Second Step (www.secondstep.org/): An SEL program for preK-12 plus adults. They offer additional programs for bullying and self-defense. The Second Step programs take a holistic approach to SEL by combining classroom SEL with new offerings for out-of-school time and SEL for adults. Their disadvantages include being a high cost alternative while not being able to integrate into core curriculum. Additionally, they do not use adaptive EQ learning technology.

DESSA (www.apertureed.com): A standardized, strength-based SEL assessment that measures the social and emotional competence of youth in kindergarten through 8th grade. Their disadvantages include being a high cost alternative while not being able to integrate into core curriculum. Additionally, they do not use adaptive EQ learning technology.

Ripple Effects (www.rippleeffects.com): SEL platform that focuses on special needs learners only and has no adaptive platform.

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~~provides an EQ assessment (the most comprehensive), EQ curricula within core~~

STRUT Learning is the only solution that provides an EQ assessment (the most comprehensive), EQ curricula within core courses to fit schools schedules, an e-learning platform for in-person classrooms and remote learners, EQ communication systems, and adapts to learners EQ and at lower costs. We are a simple A-Z solution.

Industry Risks

Risk of Education Compliance. As an education technology and tool that is paired with state mandated curriculum, STRUT Learning must meet federal and state education technology privacy standards and must meet certain expectations from an SEL and EQ standard so schools find it a relevant product. It is possible that STRUT Learning can fail compliance.

Risk of B2B Markets. Business to business companies have inherent smaller markets as opposed to B2C businesses. The reason being that there are more individual consumers versus specialized businesses that may need a ...consumers are schools and non-profits which have many limits, not just in numbers, but also

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from a compliance perspective.

Learn more about the Investment Risks at the bottom of this campaign.

Achievements

- STRUT Learning Inc. was incorporated in September 2018
- Published two (2) academic publications on Emotional Intelligence on November 2018
- Website launched in February 2019
- Raised a total of $100,000 from friends and family by August 2019
- Accepted into Startup Boost Pre-Accelerator with Techstars on May 2020
- Launched SELDA EQ Assessment on January 2020
- Accepted into Amazon EdStart Accelerator on September 2020
- Accepted into gBeta Social Impact - gener8tor Accelerator on October 2020
- Launched eMojo EQ on October 2020
- ...November 2020
- Gained 600 Active users by November 2020

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November 2020
- Gained 600 Active users by November 2020
- 3 presale committed clients (LOIs) by November 2020
- 20 committed partners (LOIs) by November 2020
- Accepted into USC Rossier EdVentures Accelerator December 2020

Financial History

- STRUT Learning has a total debt of $1,985 since the date of the Form C filing.
- The founder has contributed a total of $25,000 of his personal funds.
- STRUT Learning has raised a total of $150,000 from friends and family in the form of simple equity agreements.
- There are no other outside investors.

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STRUT Learning projects to be profitable by end of 2022 and expects to make over $47

Financial Projections

STRUT Learning projects to be profitable by end of 2022 and expects to make over $47 million in revenue in 2025. These projections can be met by serving over 1.8 million students by 2025.

Like all financial projections, these results are not guaranteed.



● Revenue   ● Expenses

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$0k   2021 2022 2023 2024 2025

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Meet The Owners



Mitch Schneider
Founder & CEO

Mitch has developed multiple social ventures and has a history of success in strategy, fundraising, social ROI, program implementation, and leadership development (youth, nonprofit, executives). His lifelong pursuit to promote empowerment and reduce multi-generational poverty has led him to the education sector. Mitch has a master's degrees in international management, entrepreneurial management, and elementary education, and EDD ('21) in EQ technology.

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Douglas Yau, Ph.D, MBA, CMD
Co-Founder & Board Chairman

Douglas is a former MBA instructor of EQ and an Angel investment advisor. He also serves as the Chairman of the Board and a strong fundraising team member. Doug has several degrees: BS, PHD, and MBA from the University of Chicago, UIC, and Depaul University. Having seen the positive effects of increasing his own EQ, Doug has made it a life goal of enhancing the emotional intelligence of our kids, so that they may enjoy academic and career success and in turn enhance society as a whole.

View Owner's Story

WHY US?

"Now more than ever with the **INVEST $100 OR MORE** *resources to facilitate the educational*

WHY US?

"Now more than ever with the pandemic, schools and parents do not have the knowledge, time, or resources to facilitate the educational needs of the average student, let alone meet state emotional intelligence requirements. The world needs STRUT Learning." - Mitch Schneider, CEO

Investment Terms

Funding Goal: ⊘	**$75,000 - $107,000**
Investment Type: ⊘	**Term Loan**
Returns: ⊘	**36% total or 9% yearly**
Term: ⊘	**4 years**
Repayments: ⊘	**Monthly**
Collateral: ⊘	**None**

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Offering: ⊘   **Reg CF**

💬 Ask the Business	›
🔄 Business News	›
⚠ Investment Risks	›
📄 Offering Documents	›

STRUT Learning is offering debt securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by STRUT Learning without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its

high risk. Do not invest if you cannot afford to lose your whole investment.

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CLUBHOUSE   now
Shondra Washington, Marie Rocha, Ketan Anjaria, Sama Jashnani, Pinkey Patel, Sunny P...

🔄 Business News	›
⚠ Investment Risks	›
📄 Offering Documents	›

STRUT Learning is offering debt securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by STRUT Learning without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

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